FARMER MAC
Federal Agricultural Mortgage Corporation
1133 21st Street N.W. Washington, D.C. 20036
202-872-7700, FAX 202-872-7713
800-879-FARM, www.farmermac.com

December 20, 2006

Mr. Paul Cline
Senior Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Federal Agricultural Mortgage Corporation
     Form 10-K for Fiscal Year Ending December 31, 2005
       File No. 001-14951

Dear Mr. Cline:

Set forth below are the responses of the Federal Agricultural Mortgage Corporation (“the Company” or “Farmer Mac”) to your comment letter dated November 28, 2006 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (“the Form 10-K”).

Report of Independent Registered Public Accounting Firm, p. 81

1.	Please amend your filing to include a Report on Management’s Assessment of Internal Control over Financial Reporting signed by Deloitte & Touche, LLP

Company Response

On December 20, 2006, the Company filed with the SEC Form 10-K/A, Amendment 2 for the year ended December 31, 2005 which included the Report on Management’s Assessment of Internal Control over Financial Reporting signed by Deloitte & Touche, LLP.

Mr. Paul Cline
U.S. Securities and Exchange Commission
December 20, 2006

Note 5: Farmer Mac Guaranteed Securities

2.
Please refer to prior comment 2. The proposed disclosure indicates you record, at acquisition, the difference between each loan's acquisition cost and its fair value, if any, as a charge-off to the reserve for losses. Please tell us the specific authoritative guidance you rely on in determining the appropriateness of your policy to charge-off the difference to the reserve for losses. Refer to paragraphs .04 and .05 of SOP 03-.3

Company Response

Farmer Mac establishes a Reserve for Losses as a liability on its balance sheet to cover estimated probable losses related to its guarantees and commitments under Farmer Mac I Guaranteed Securities and long-term standby purchase commitments (“LTSPCs”) in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. Farmer Mac purchases defaulted loans from Farmer Mac I Guaranteed Securities and LTSPCs pursuant to its obligations under its respective contractual commitments. Upon acquisition of such loans, Farmer Mac records the amount, if any, by which each defaulted loan’s acquisition cost exceeds its fair value as a charge-off to the previously established Reserve for Losses on the liability side of the balance sheet. Therefore, any valuation allowance in the Reserve for Losses established prior to the acquisition of defaulted loans is charged off upon acquisition, no loss allowance is established at acquisition, and any future valuation allowance would be recorded as an Allowance for Loan Losses and reflect only losses incurred after acquisition, in accordance with paragraph .04 of SOP 03-3.

Note 6: Financial Derivatives

3.
Please refer to prior comments 3 through 6. Based on your response, we understand you have discontinued all your designated hedging relationships as a result of not meeting the documentation requirements of SFAS 133. Please confirm to us if our understanding is correct. In addition, please tell us how you determined your fair value and cash flow hedges did not meet the documentation standard of SFAS 133. In your response, please describe the specific nature of each hedging relationship, including the hedged item and the hedging instrument, and how it did not meet the documentation requirements of SFAS 133.

Company Response

During Farmer Mac’s recently concluded reassessment of its documentation and accounting treatment of financial derivatives transactions under SFAS 133, Farmer Mac determined that its financial derivatives designated in hedge relationships since January 1, 2001, the effective date of SFAS 133, did not meet the specific documentation requirements or, in other cases, other requirements of SFAS 133 necessary to apply hedge accounting.

Mr. Paul Cline
U.S. Securities and Exchange Commission
December 20, 2006

Specifically, for fair value hedges Farmer Mac disclosed in its Form 10-K/A, Amendment 1, filed on November 9, 2006 (“Form 10-K/A 1”): “The Corporation has determined that it did not meet the specific documentation requirements required by SFAS 133 to assume no ineffectiveness in its fair value hedge relationships or to apply hedge accounting to its fair value hedges.” The specific documentation errors underlying the disclosure were as follows:

•
Farmer Mac designated nine interest rate swap contracts as fair value hedges of fixed rate debt between July 31, 2002 and June 30, 2006. Farmer Mac applied the short-cut method prescribed by SFAS 133 to assume no ineffectiveness in these hedge relationships. However, during Farmer Mac’s recently concluded reassessment, Farmer Mac noted that the hedged risks were identified on the Hedge Documentation Forms as “Overall Fair Value.” In accordance with paragraph 68 of SFAS 133, the assumption of no ineffectiveness (the short-cut method) is available in a hedging relationship “of interest rate risk,” not in an overall fair value hedging relationship. Further, the hedge inception dates indicated on the forms were not correct.

•
Farmer Mac designated all of its agency mortgage forward contracts as fair value hedges of loans held for sale during the years 2001 through 2003. During Farmer Mac’s recently concluded reassessment of its documentation of the hedge relationships for these agency mortgage forward contracts under SFAS 133, Farmer Mac determined that its hedging documentation for these types of derivative contracts was at the policy level and not at the individual derivative transaction level. Because individual hedge documentation forms were not completed for each individual agency mortgage forward contract, Farmer Mac concluded that its documentation at the inception of the hedging relationship did not meet the requirement of paragraph 20 of SFAS 133 that the hedging instrument and other requirements be specifically and contemporaneously documented.

•
Farmer Mac designated two interest rate swap contracts as fair value hedges of investments upon the implementation of SFAS 133 on January 1, 2001, and applied the short-cut method to assume no ineffectiveness in these hedge relationships. During Farmer Mac’s recently concluded reassessment of its application of SFAS 133, Farmer Mac concluded that there was no contemporaneous documentation of the fair values of those hedges at inception and that the fair values of those interest rate contracts at inception in 1998 and 1999, respectively, were not zero. Accordingly, the conditions necessary in order to assume no ineffectiveness in a hedge relationship under paragraph 68 of SFAS 133 had not been met.

Specifically, for cash flow hedges Farmer Mac disclosed in its Form 10-K/A 1 “The Corporation determined also that it did not meet specific documentation and other requirements of SFAS 133 to apply hedge accounting to its cash flow hedges. In this regard, the Corporation has determined that its forecasted transactions were not documented with sufficient

Mr. Paul Cline
U.S. Securities and Exchange Commission
December 20, 2006

specificity at the inception of the hedge relationship to allow those transactions to be identified as the intended “hedged transactions” when they occurred; some of its forecasted transactions related to the acquisitions of assets, or incurrences of liabilities, involved subsequent remeasurements with changes in fair value attributable to the hedged risk reported currently in earnings; and the benchmark index identified for its basis swaps did not meet the definition of a “benchmark interest rate” as that term is defined in SFAS 133.” The specific documentation errors underlying the disclosure were as follows:

•
Farmer Mac designated its agency debt forward contracts as cash flow hedges of forecasted funding transactions from January 1, 2001 through June 30, 2006. During its recently concluded reassessment of its application of hedge accounting under SFAS 133 for these agency debt forward contracts, Farmer Mac determined that its identification of the hedged items on its Hedge Documentation Forms as the forecasted transaction of its “next issuance of. . . medium-term funding” was insufficient to allow those forecasted transactions to be identified as the intended hedged transactions when they occurred. Additionally, for those agency debt forward contracts which ultimately were identified as having hedged forecasted transactions that included the use of an interest rate swap that was not in a designated hedge relationship, Farmer Mac determined that such forecasted transactions included the acquisitions of assets, or incurrences of liabilities, that would be remeasured with changes in fair value attributable to the hedged risk reported currently in earnings, a condition which disallows hedge accounting under paragraph 29.d of SFAS 133. Lastly, for those agency debt forward contracts entered into during the years 2001 through 2003, Farmer Mac determined that its hedging documentation for these types of derivative contracts was at the policy level and not at the individual derivative transaction level. Because individual hedge documentation forms were not completed for each individual agency mortgage forward contract, Farmer Mac concluded that its documentation at the inception of the hedging relationship did not meet the requirement of paragraph 28 of SFAS 133 that the hedging instrument and other requirements be specifically and contemporaneously documented. Accordingly, Farmer Mac determined that it did not meet the requirements of paragraphs 28 and 29 of SFAS 133 to have applied hedge accounting to these forward contracts.

•
Farmer Mac designated 80 interest rate swap contracts as cash flow hedges of forecasted funding transactions from January 1, 2001 through June 30, 2006. During its reassessment of its application of hedge accounting under SFAS 133 for these interest rate swap contracts, Farmer Mac determined that its consistent identification of the hedged items on its Hedge Documentation Forms as the forecasted transaction of “anticipated debt issuances” was insufficiently specific to allow those forecasted transactions to be identified as the intended hedged transactions when they occurred. Additionally, for those interest rate swap contracts entered into prior to June 30, 2004, Farmer Mac did not document its calculation of hedge ineffectiveness in order to conclude on its immateriality. Accordingly, Farmer Mac concluded that it did not meet the requirements of paragraph 28 of SFAS 133 to have applied hedge accounting to these interest rate swap contracts.

Mr. Paul Cline
U.S. Securities and Exchange Commission
December 20, 2006

•
From January 1, 2001 to March 31, 2006, Farmer Mac designated three interest rate basis swap contracts in cash flow hedge relationships of a benchmark index. During Farmer Mac’s recently concluded reassessment of its application of hedge accounting under SFAS 133 for these basis swaps, Farmer Mac determined that the index identified as being hedged, the Constant Maturity Treasury Index, did not meet the definition of a “benchmark interest rate” as that term is defined in SFAS 133. Accordingly, Farmer Mac concluded that it did not meet the requirements of paragraph 540 SFAS 133, as amended by SFAS 138, to have applied hedge accounting to these basis swaps.

As a point of clarification, Farmer Mac currently does not designate its financial derivatives as fair value hedges or cash flow hedges and currently does not intend to do so going forward.

Farmer Mac included an Explanatory Note on page 3 of Form 10-K/A 1 stating that the Corporation had determined that it was not appropriately applying hedge accounting in accordance with SFAS 133 and was therefore restating its consolidated financial statements. The Explanatory Note referred readers to further information related to the restatement with respect to the Corporation’s hedge accounting and the effects on the restated consolidated financial statements, by references to “Note 15 - Restatement of Consolidated Financial Statements” in Item 8 and the discussion under the caption “Restatement of Consolidated Financial Statements” in Item 7. Farmer Mac believes that these disclosures and its disclosures in Item 9A, including the referenced reports of management and the Corporation’s independent registered public accounting firm provide investors a full and fair description of the material information about:

•	the nature of the material errors in its previously-filed consolidated financial statements;
•	the nature of the correction of the errors;
•	the effects of the correction of those errors on the restated consolidated financial statements;
•	the material weakness in internal controls related to the errors;
•	the increased volatility of the Corporation’s earnings that will result as a consequence of not designating financial derivatives as fair value hedges or cash flow hedges; and
•	that there was no impact on net cash flows, core earnings or the amount of dividends declared.

Mr. Paul Cline
U.S. Securities and Exchange Commission
December 20, 2006

If you have any questions concerning the matters discussed in this letter, please do not hesitate to contact me at 202-872-5554.

Sincerely,

                            /s/ Jerome G. Oslick

Jerome G. Oslick
                                General Counsel

cc:	Matthew Komar Staff Accountant

Nancy E. Corsiglia
Chief Financial Officer

Timothy L. Buzby
Controller Abigail Arms, Esq. Shearman & Sterling LLP